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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Heckmann Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

422680108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422680108

1	NAMES OF REPORTING PERSONS Xu Hong Bin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 18,369,000
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 18,369,000
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,369,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.39[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 127,655,342 shares of common stock outstanding as reported in the Issuer’s S-1/A Registration Statement with the Securities and Exchange Commission declared effective on November 10, 2008.

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Heckmann Corporation (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

75080 Frank Sinatra Drive, Palm Desert, California 92211 USA

Item 2	(a)	Name of Person Filing:

Xu Hong Bin

Item 2	(b)	Address of Principal Business Office:

c/o Heckmann Corporation 75080 Frank Sinatra Drive, Palm Desert, California 92211 USA

Item 2	(c)	Place of Citizenship:

China

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 per value per share

Item 2	(e)	CUSIP Number:

422680108

Item 3	Not Applicable.

This Schedule 13G is filed pursuant to Rule 13d-1(d)

Item 4	Ownership.

(a) Amount beneficially owned:

Mr. Xu beneficially owns 16,532,100 shares of common stock held of record by Kotex Development, Ltd, a British Virgin Islands limited company, of which Mr. Xu is managing member. Mr. Xu also owns 1,836,900 shares of common stock in his own name.

(b) Percent of Class: 14.39%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 18,369,000

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 18,369,000

(iv) Shared power to dispose or direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	By:	/s/ Donald G. Ezzell
Vice President and General Counsel Heckmann Corporation Attorney-in-fact for Xu Hong Bin